UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO §240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO §240.13d-2

(Amendment No. 2)*

Access Midstream Partners, L.P.

(Name of Issuer)

Common Units Representing Limited Partner Interests, No Par Value

(Title of class of securities)

00434L109

(CUSIP number)

December 31, 2012

(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00434L109	13G	Page 1 of 10 Pages

1.	NAMES OF REPORTING PERSONS Global Infrastructure Investors, Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Guernsey, Channel Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES Not Applicable
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.0%
12.	TYPE OF REPORTING PERSON PN

CUSIP No. 00434L109	13G	Page 2 of 10 Pages

1.	NAMES OF REPORTING PERSONS Global Infrastructure Management, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES Not Applicable
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.0%
12.	TYPE OF REPORTING PERSON OO (Delaware Limited Liability Company)

CUSIP No. 00434L109	13G	Page 3 of 10 Pages

1.	NAMES OF REPORTING PERSONS Global Infrastructure GP, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Guernsey, Channel Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES Not Applicable
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.0%
12.	TYPE OF REPORTING PERSON PN

CUSIP No. 00434L109	13G	Page 4 of 10 Pages

1.	NAMES OF REPORTING PERSONS GIP-A Holding (CHK), L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES Not Applicable
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.0%
12.	TYPE OF REPORTING PERSON PN

CUSIP No. 00434L109	13G	Page 5 of 10 Pages

1.	NAMES OF REPORTING PERSONS GIP-B Holding (CHK), L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES Not Applicable
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.0%
12.	TYPE OF REPORTING PERSON PN

CUSIP No. 00434L109	13G	Page 6 of 10 Pages

1.	NAMES OF REPORTING PERSONS GIP-C Holding (CHK), L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES Not Applicable
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.0%
12.	TYPE OF REPORTING PERSON PN

CUSIP No. 00434L109	13G	Page 7 of 10 Pages

ITEM 1.	(a) Name of Issuer:

Access Midstream Partners, L.P., a Delaware limited partnership formerly known as Chesapeake Midstream Partners, L.P. (the “Issuer”)

(b) Address of Issuer’s Principal Executive Offices:

900 NW 63rd Street

Oklahoma City, Oklahoma 73118

ITEM 2.	(a) Name of Person Filing:

This statement is being filed by the following persons (each a “Reporting Person” and, collectively, the “Reporting Persons”):

Global Infrastructure Investors, Limited,

Global Infrastructure Management, LLC,

Global Infrastructure GP, L.P.,

GIP-A Holding (CHK), L.P.,

GIP-B Holding (CHK), L.P. and

GIP-C Holding (CHK), L.P.

(b) Address or Principal Business Office:

The principal business office for Global Infrastructure Investors, Limited and Global Infrastructure GP, L.P. is:

1st Floor, Les Echelons Court

Les Echelons, South Esplanade

St. Peter Port, Guernsey GY11AR

Channel Islands

The principal business office for Global Infrastructure Management, LLC, GIP-A Holding (CHK), L.P., GIP-B Holding (CHK), L.P. and GIP-C Holding (CHK), L.P. is:

12 E. 49th Street

New York, New York 10017

(c) Citizenship:

Each of Global Infrastructure Investors, Limited and Global Infrastructure GP, L.P. is a Guernsey company.

Global Infrastructure Management, LLC is a Delaware limited liability company.

CUSIP No. 00434L109	13G	Page 8 of 10 Pages

Each of GIP-A Holding (CHK), L.P., GIP-B Holding (CHK), L.P. and GIP-C Holding (CHK), L.P. is a Delaware limited partnership.

(d) Title of Class of Securities:

Common units representing limited partner interests (“Common Units”) and subordinated units representing limited partner interests (“Subordinated Units”) in the Issuer.

(e) CUSIP Number:

00434L109

ITEM 3.

Not applicable.

ITEM 4.	Ownership

On February 7, 2012, the Reporting Persons disposed of all of the Common Units then held by them. On December 20, 2012, the Reporting Persons disposed of all of the Subordinated Units then held by them. As a result of such transactions none of the Reporting Persons beneficially owns any Common Units or Subordinated Units.

The following information represents the aggregate number and percentage of Common Units of the Issuer for each of the Reporting Persons.

(a) Amount beneficially owned: 0 shares of Common Units.

(b) Percent of class: 0.0%.

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 0 Common Units.

(ii) Shared power to vote or to direct the vote: 0 Common Units.

(iii) Sole power to dispose or to direct the disposition of: 0 Common Units.

(iv) Shared power to dispose or to direct the disposition of: 0 Common Units.

ITEM 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following  ☒.

ITEM 6.	Ownership of More Than Five Percent on Behalf of Another Person

Not applicable.

CUSIP No. 00434L109	13G	Page 9 of 10 Pages

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Persons

Not applicable.

ITEM 8.	Identification and Classification of Members of the Group

Not applicable.

ITEM 9.	Notice of Dissolution of Group

Not applicable.

ITEM 10.	Certification

Not applicable.

LIST OF EXHIBITS

Exhibit No.	Description

1	Joint Filing Agreement

CUSIP No. 00434L109	13G	Page 10 of 10 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2013

GLOBAL INFRASTRUCTURE INVESTORS, LIMITED

By:	/s/ Mark L. Levitt
Name:	Mark L. Levitt
Title:	Authorized Representative

GLOBAL INFRASTRUCTURE MANAGEMENT, LLC

By:	/s/ Mark L. Levitt
Name:	Mark L. Levitt
Title:	Authorized Representative

GLOBAL INFRASTRUCTURE GP, L.P.

By:	Global Infrastructure Investors, Limited, its general partner

By:	/s/ Mark L. Levitt
Name:	Mark L. Levitt
Title:	Authorized Representative

GIP-A HOLDING (CHK), L.P.

By:	GIP-A Holding (CHK) GP, LLC, its general partner

By:	/s/ Mark L. Levitt
Name:	Mark L. Levitt
Title:	Authorized Representative

GIP-B HOLDING (CHK), L.P.

By:	GIP-B Holding (CHK) GP, LLC, its general partner

By:	/s/ Mark L. Levitt
Name:	Mark L. Levitt
Title:	Authorized Representative

GIP-C HOLDING (CHK), L.P.

By:	GIP-C Holding (CHK) GP, LLC, its general partner

By:	/s/ Mark L. Levitt
Name:	Mark L. Levitt
Title:	Authorized Representative